
March 6, 2014

<u>Via E-mail</u>
Robert A. Berman
President and Chief Executive Officer
CopyTele, Inc.
900 Walt Whitman Road
Melville, NY 11747

> **Re:** **CopyTele, Inc.**
> **Registration Statement on Form S-3**
> **Filed February 11, 2014**
> **File No. 333-193869**

Dear Mr. Berman:

We have limited our review of your registration statements, and the documents incorporated by reference therein, to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statements and providing the requested information. Where you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendments to your registration statements and the information you provide in response to these comments, we may have additional comments.

<u>General</u>

1.   Please be advised that the comments in our letter dated March 6, 2014 relating to the registration statement on Form S-3 (File No. 333-193826) and Form 10-K for the fiscal year ended October 31, 2013 are applicable to this filing and should be addressed in your response letter.

2.   Please provide a detailed legal analysis of your eligibility to register this primary offering on Form S-3. It appears that the aggregate market value of your voting and non-voting common equity held by non-affiliates is less than $75 million. See General Instruction I.B.1 of Form S-3. Alternatively, file an amended registration statement on Form S-1.

Description of Securities We May Offer

General, page 9

3.   Debt securities, preferred stock, and warrants that are convertible into or exchangeable for "other securities" that have not been registered under this registration statement may not be issued unless these convertible or exchangeable securities are not legally exercisable within one year of the date of sale of the convertible or exchangeable security. All of the underlying classes of securities to which these convertible or exchangeable securities relate must be specifically identified in the registration statement. Please revise your filing accordingly.

Item 16. Exhibits, page II-2

4.   Please be advised that Exhibits 1.1, 4.1–4.6, and 4.8–4.9 must be filed before the effectiveness of this registration statement.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statements please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statements. Please allow adequate time for us to review any amendments prior to the requested effective date of the registration statements.

Please contact Mitchell Austin, Attorney-Adviser, at (202) 551-3574 or me at (202) 551-3453 with any questions.

Sincerely,

/s/ Jan Woo

Jan Woo
Attorney-Adviser

cc: <u>Via E-mail</u>
       Sarah E. Williams, Esq.
       Ellenoff Grossman & Schole LLP